File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


               (Names and addresses of foreign utility companies)

              GAMOG Trust G                              GAMOG Trust H
      c/o Wilmington Trust Company                c/o Wilmington Trust Company
           Rodney Square North                        Rodney Square North
        1100 North Market Street                    1100 North Market Street
     Wilmington, Delaware 19890-0001            Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration  Attention:   Corporate Trust
                                                        Administration


                                  GAMOG Trust I
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


                      (Name and address of filing company)

                              Southern Energy, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338


            The Commission is requested to address communications to:

  S. Marce Fuller, President                        John D. McLanahan, Esq.
     Southern Energy, Inc.                            Troutman Sanders LLP
900 Ashwood Parkway - Suite 500                    600 Peachtree Street, N.E.
    Atlanta, Georgia 30338                                 Suite 5200
                                                  Atlanta, Georgia 30308-2216

1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


              GAMOG Trust G                              GAMOG Trust H
      c/o Wilmington Trust Company                c/o Wilmington Trust Company
           Rodney Square North                        Rodney Square North
        1100 North Market Street                    1100 North Market Street
     Wilmington, Delaware 19890-0001            Wilmington, Delaware 19890-0001
Attention: Corporate Trust Administration  Attention:   Corporate Trust
                                                        Administration


                                  GAMOG Trust I
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


         Southern Energy, Inc., a Delaware corporation ("Southern Energy"), is filing this Notification of Foreign Utility Company status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the three companies named above, which are organized under the trust laws of the State of Delaware (collectively, the "Project Trusts"). Southern Energy is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         Southern Energy intends to acquire, indirectly through one or more intermediate subsidiaries, the beneficial interests in each of the three Project Trusts. The Project Trusts have been formed to acquire the retail natural gas distribution and transportation system owned by GAMOG Gelre Flevo Holding N.V. and GAMOG Gelre Flevo Infra B.V. (collectively, "GAMOG"), which supplies the regions of Flevoland, East Gelderland and West Gelderland (a/k/a Veluwe) in the Netherlands (referred to herein as the "GAMOG Gas Network"). The GAMOG Gas Network has a residential customer base of approximately 337,584 and a large/special customer base of approximately 635. The GAMOG Gas Network has three (3) regional energy groups which are responsible for supplying natural gas and managing the gas transmission/distribution infrastructure which consists of



________________________________

1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468
  (February 2, 1996).

six (6) distinct gas networks. The GAMOG Gas Network is comprised of the connection between the end users (residential and business customers) and the national gas supply grid operated by N.V. Nederlandse Gasunie, the government controlled national supplier of natural gas for The Netherlands. The transportation assets included within the GAMOG Gas Network are primarily comprised of approximately 9,619 kilometers of metallic and non-metallic piping.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Trusts:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Trusts, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Southern Energy, Inc.



                                    By:     /s/Samuel H. Dabbs, Jr.
                                            Samuel H. Dabbs, Jr.
                                            Assistant Secretary


Date: December 15, 1999